                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                    SCHEDULE 13D/A
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 4)

                             Hollinger International Inc.
                                   (Name of Issuer)

                    Class A Common Stock, par value $.01 per share
                            (Title of Class of Securities)

                                     435569 10 8
                        --------------------------------------
                                    (CUSIP Number)

                                Charles G. Cowan, Q.C.
                             Vice-President and Secretary
                                    Hollinger Inc.
                                  10 Toronto Street
                                   Toronto, Ontario
                                    Canada M5C 2B7
                                    (416) 363-8721
          -----------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
                                    August 7, 1996

          -----------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] .

          Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:
          (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          SCHEDULE 13D/A
           CUSIP No. 435569 10 8

               1     NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
                     PERSON

                          Hollinger Inc.
               2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                     GROUP*
                                                             a [ ]
                                                             b [ ]
               3     SEC USE ONLY

               4     SOURCE OF FUNDS*

                          OO
               5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
               6     CITIZENSHIP OR PLACE OF ORGANIZATION

                          Canada
                           7   SOLE VOTING POWER
             NUMBER OF               54,391,797
               SHARES
                           8   SHARED VOTING POWER
            BENEFICIALLY
                                        0
              OWNED BY
                           9   SOLE DISPOSITIVE POWER
                EACH
                                    54,391,797
             REPORTING
                           10  SHARED DISPOSITIVE POWER
               PERSON
                                        0
                WITH
              11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                     REPORTING PERSON
                             54,391,797
              12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                     EXCLUDES CERTAIN SHARES                     [X]
              13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                     (11)
                             60.2%

              14     TYPE OF REPORTING PERSON*

                     HC (Hollinger Inc. is a parent holding
                     company.  See Item 5.)

          SCHEDULE 13D/A

           CUSIP No. 435569 10 8

            1   NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
                PERSON
                     The Ravelston Corporation Limited
            2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                GROUP*
                                                        a [ ]
                                                        b [ ]
            3   SEC USE ONLY
            4   SOURCE OF FUNDS*
                     OO
            5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
            6   CITIZENSHIP OR PLACE OF ORGANIZATION
                     Ontario, Canada
                         7   SOLE VOTING POWER
            NUMBER OF             54,391,797
              SHARES
                         8   SHARED VOTING POWER
           BENEFICIALLY
                                    0
             OWNED BY
                         9   SOLE DISPOSITIVE POWER
               EACH
                                   54,391,797
            REPORTING
                         10  SHARED DISPOSITIVE POWER
              PERSON
                                    0
               WITH
            11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                REPORTING PERSON
                        54,391,797
            12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES                    [X]
            13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                (11)
                        60.2%

            14  TYPE OF REPORTING PERSON*
                HC   (The Ravelston Corporation Limited is a
                     parent holding company.  See Item 4.)

          SCHEDULE 13D/A

           CUSIP No.    435569 10 8

             1   NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
                 PERSON
                      Conrad M. Black
             2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         a [ ]
                                                         b [ ]
             3   SEC USE ONLY
             4   SOURCE OF FUNDS*
                      OO
             5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                 REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
             6   CITIZENSHIP OR PLACE OF ORGANIZATION
                      Canada

                          7   SOLE VOTING POWER
                                   54,546,397
             NUMBER OF
                          8   SHARED VOTING POWER
              SHARES
                                     0
           BENEFICIALLY
             OWNED BY     9   SOLE DISPOSITIVE POWER
               EACH                54,546,397
             REPORTING
                          10  SHARED DISPOSITIVE POWER
              PERSON
                                     0
               WITH
            11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                 REPORTING PERSON
                         54,546,397
            12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                 EXCLUDES CERTAIN SHARES                     [ ]
            13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                 (11)
                         60.3%

            14   TYPE OF REPORTING PERSON*
                 IN

                          SECURITIES AND EXCHANGE COMMISSION

                                    SCHEDULE 13D/A
                                  (Amendment No. 4)


                    This Schedule 13D/A, Amendment No. 4 (the "Amendment"), relates to the Class A Common Stock, par value $.01 per share (CUSIP Number: 435569 10 8) ("Class A Common Stock"), of Hollinger International Inc., a Delaware corporation (the "Issuer"). On August 7, 1996 the Issuer completed a public offering of 10,000,000 shares of its Class A Common Stock. The underwriters' over-allotment option was exercised in full, resulting in the issuance of an additional 1,500,000 shares of Class A Common Stock on August 14, 1996. As a result, there are 69,565,754 shares of Class A Common Stock outstanding. This Amendment restates in their entirety Items 4, 5, 6 and 7 of the
          Schedule 13D of the filing persons dated October 20, 1995, as amended by Amendment No. 1 thereto dated February 7, 1996, Amendment No. 2 thereto dated March 7, 1996 and Amendment No. 3 thereto dated June 17, 1996 (collectively, the "Amended Schedule 13D"). No other Items of the Amended Schedule 13D are being amended at this time. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Amended Schedule 13D.

          Item 4.   Purpose of Transaction.

                    Hollinger Inc. beneficially owns shares of both classes of the Issuer's Common Stock representing approximately 83.6% of the combined voting power of such classes (without giving effect to the future issuance of Class A Common Stock in connection with the Issuer's PRIDES (as defined below) or upon conversion of the Series A Preferred Shares). As a result, Hollinger Inc. is in a position to control the outcome of substantially all actions of the Issuer requiring stockholder approval, including the election of the entire Board of Directors of the Issuer. Subject to the fiduciary responsibilities of the directors of the Issuer to all stockholders and the terms of certain agreements defining the ongoing relationships between Hollinger Inc. and the Issuer, Hollinger Inc., through its ability to control the outcome of any election of directors, is able to direct management policy, strategic direction and financial decisions of the Issuer.

                    Ravelston effectively controls Hollinger Inc. through its direct or indirect control or direction over 46.7% of the outstanding common shares of Hollinger Inc. This percentage includes Hollinger Inc. common shares held by the Ravelston Trust and the following direct and indirect subsidiaries of Ravelston:
          Argus Corporation Limited, 176264 Canada Limited, 2753430 Canada Limited, 176268 Canada Limited and 176295 Canada Limited. The

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          Ravelston Trust was formed pursuant to a Trust Agreement dated as of October 31, 1991 among Ravelston, the Canadian Imperial Bank of Commerce ("CIBC") and Mr. Black, J. A. Boultbee and R.
          Geoffrey Browne, as trustees (the "Trustees"). The Trustees have granted Ravelston an irrevocable proxy to vote all of the Hollinger Inc. common shares held by the Ravelston Trust as long as the Ravelston Trust holds such common shares. As the holder of 100 units of the Ravelston Trust, Ravelston has the right to direct the disposition of 100 of the Hollinger Inc. common shares held by the Ravelston Trust. As the holder of the remaining 5,531,915 units of the Ravelston Trust, CIBC has the right to direct the disposition of 5,531,915 of the Hollinger Inc. common shares held by the Ravelston Trust. Conrad Black Capital Corporation holds 65.3% of the common shares of Ravelston. Mr. Black is the sole shareholder and Chairman of Conrad Black
          Capital Corporation.

                    As a result of the performance of their duties as directors and officers of the Issuer, certain directors and officers of Hollinger Inc. and Ravelston, including Mr. Black, expect to have continually under consideration various plans or proposals which may relate to or might result in one or more of the matters described in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Any such plans or proposals would, however, be subject to consideration and approval by the Board of Directors of the Issuer.

                    On May 24, 1996, a wholly owned Canadian subsidiary of Hollinger Inc. purchased from a subsidiary of Power Corporation of Canada ("Power") the 16,349,743 common shares (the "Power Shares") of Southam Inc. ("Southam") held by Power, representing approximately 21.5% of Southam's outstanding common shares, at a price of Cdn.$18 per share. This purchase increases the Issuer's and Hollinger Inc.'s combined holdings in Southam to approximately 41% of Southam's outstanding common shares, including 19.5% which is currently held indirectly by the Issuer. Hollinger Inc. intends to further increase its holdings in Southam through permissible transactions to or above 50% of Southam's outstanding common shares and may also, subject to market and other conditions, seek to acquire all Southam common shares not owned or controlled by Hollinger Inc. or the Issuer through an offer of the Issuer's Class A Common Stock or securities convertible into or exchangeable for such stock. Hollinger Inc. and the Issuer have agreed to combine their interests in Southam so that the Issuer will hold indirectly non-voting common shares and voting preference shares representing one half of the voting power and all of the common equity of their combined interests. Hollinger Inc. will hold voting preference shares representing one half of the voting power and with a nominal amount of paid-up capital which will not be entitled to any payments, including dividends, other than a liquidation preference on the nominal amount. Hollinger Inc. and the Issuer expect this transaction to occur promptly following the July 22, 1996 Southam shareholders' meeting. In addition, the Issuer intends to seek a ruling from Revenue Canada that would permit the Issuer to hold indirectly 100% of the common equity interests in Southam held by the Issuer and Hollinger Inc. without affecting Southam's status as a Canadian publisher of newspapers and periodicals. If such ruling is received and approval is obtained under the Investment Act Canada, the full ownership of the equity interests in Southam held by Hollinger Inc. and the Issuer would be transferred to the Issuer. If the Issuer obtains control of Southam (through share ownership or otherwise), Southam's results of operation will be consolidated for accounting purposes.

                    The purchase of the Power Shares was financed by the Issuer through a short-term bank credit facility (the "Southam Facility") in the amount of Cdn.$300 million between the Issuer and CIBC, which assigned a portion of its interest in the loan to The Bank of Nova Scotia. Approximately Cdn.$75 million of the Southam Facility was repaid with net proceeds of the August 1996 Offerings (as defined below). The Southam Facility is guaranteed by Hollinger Inc. and matures on November 25, 1996. The funds under the Southam Facility were advanced by the Issuer to a Canadian subsidiary of Hollinger Inc. as an intercompany loan. The Hollinger Inc. guarantee of the Southam Facility is secured by a pledge of the Power Shares, 7,539,028 shares of Class A Common Stock of the Issuer held by Canada Limited and 14,990,000 shares of the Issuer's Class B Common Stock held by Ontario Limited. Existing registration rights agreements and security agreements entered into by Hollinger Inc. and its Canadian lenders have been amended to reflect the pledges under the Southam Facility. See Item 6.

                    On August 7, 1996 the Issuer completed a public offering of 10,000,000 shares of its Class A Common Stock. The underwriters' over-allotment option was exercised in full, resulting in the issuance of an additional 1,500,000 shares of Class A Common Stock on August 14, 1996. Concurrently, the issuer completed a public offering of 20,700,000 Preferred Redeemable Increased Dividend Equity Securities ("PRIDES") (together with the August 1996 Class A Common Stock offering, the "August 1996 Offerings"). Proceeds of the August 1996 Offerings were used to, among other things, finance a portion of the acquisition of the minority shares of The Telegraph plc by the Issuer.

                    In addition, the Issuer has stated that it may, through a subsidiary or an affiliate, issue high yield debt securities, or other debt or equity securities, possibly including a security which would allow the Issuer to monetize its interest in John Fairfax Holdings Limited; however, no decision has been made as to whether or not the Issuer will proceed, when to proceed or the specific type of instrument that it would use. The Issuer anticipates that it would apply the net proceeds from any such offering for one or more of the following: (i) the repayment of bank indebtedness, (ii) the redemption of the DTH and the FDTH preference shares, and (iii) other corporate purposes, including capital expenditures and acquisitions.

                    In the first quarter of 1996 the Issuer increased its quarterly dividend to $0.10 per share of Common Stock. As an international holding company, the Issuer's ability to declare and pay dividends in the future with respect to its Common Stock will be dependent, among other factors, upon its results of operations, financial condition and cash requirements, the ability of its United States and foreign subsidiaries (principally The Telegraph plc) to pay dividends and make other payments to the Issuer under applicable law and subject to restrictions contained in existing and future loan agreements, the prior payment of dividends to holders of PRIDES and Series A Preferred Stock, the preference share terms and other financing obligations to third parties relating to such United States or foreign subsidiaries of the Issuer, as well as foreign and United States tax liabilities with respect to dividends and other payments from those entities.

                    As stockholders, the filing persons intend to periodically review and evaluate the market for the Issuer's Common Stock, the Issuer's business, prospects and financial condition, general economic conditions and other opportunities available to the filing persons. On the basis of such periodic reviews and evaluations, the filing persons may, subject to certain restrictions imposed by the Share Exchange Agreement and the Lock-up Agreements as described in Item 6 hereof, determine to increase or decrease their investment in the Common Stock through purchases, sales, gifts, or other means of acquisition or disposition. Among other things, Hollinger Inc. may sell a portion of the Class A Shares in a secondary offering or otherwise. The filing persons do not currently anticipate that any sales, if made, would reduce their beneficial ownership to less than 50% of the combined voting power of the Issuer's Class A and Class B Common Stock.


          Item 5.   Interest in Securities of the Issuer.

               Hollinger Inc. and Ravelston

               (a) Amount Beneficially Owned: 54,391,797 shares of Class A Common Stock; 60.2% (calculated pursuant to Rule 13d-
                    3). Comprised of the following: (i) 10,121,726 shares of Class A Common Stock held directly by Hollinger Inc.; (ii) 7,539,028 shares of Class A Common Stock held by 3184081 Canada Limited ("Canada Limited"), a wholly owned subsidiary of Hollinger Inc.; (iii) 15,950,000 shares of Class A Common Stock held by 1159670 Ontario Limited ("Ontario Limited"), an indirect wholly owned subsidiary of Hollinger Inc.;
                    (iv) 14,990,000 shares of Class A Common Stock that may be acquired at any time by the conversion of 14,990,000 shares of Class B Common Stock held by Ontario Limited; and (v) at an initial conversion price of the Canadian dollar equivalent of $14.00 per share, 5,791,043 shares of Class A Common Stock that may be acquired at any time by the conversion of 739,500 shares of Series A Preferred Stock held directly by Hollinger Inc. (taking each share of Series A Preferred Stock at Cdn.$146.625 and assuming an exchange rate of $1.00 per Cdn.$1.3374, as in effect on October 13, 1995, the date on which such shares were acquired). The number of shares of Class A Common Stock into which the Series A Preferred Shares may be converted will fluctuate from time to time based on changes in the conversion rate and/or exchange rate. Through its relationship with Hollinger Inc. described in Item 4 hereof, Ravelston may be deemed to beneficially own all of the securities of the Issuer that are held by Hollinger Inc. and its subsidiaries.

               (b) Voting Power; Dispositive Power: Hollinger Inc. has the sole power to vote or to direct the vote of and to dispose of or direct the disposition of 54,391,797 shares of Class A Common Stock. Through its relationship with Hollinger Inc. described in Item 4 hereof, Ravelston may also be deemed to have the sole power to vote or to direct the vote of these shares.

               (c)  Not applicable.

               (d) Right to Receive Dividends or Proceeds: Canada Limited and Ontario Limited have the right to receive the dividends from or the proceeds from the sale of the securities which they hold. The shares of Class A Common Stock held by Canada Limited constitute 10.8% of the outstanding shares of Class A Common Stock. The shares of Class A and Class B Common Stock held by Ontario Limited constitute 36.6% of the outstanding shares of Class A and Class B Common Stock.

               (e)  Not applicable.

                    The amount and percentage of Class A Common Stock beneficially owned by Hollinger Inc. and Ravelston exclude 154,600 shares of Class A Common Stock beneficially owned by Mr. Black. Pursuant to Rule 13d-4, Hollinger Inc. and Ravelston hereby expressly disclaim beneficial ownership of such shares.

               Directors and Executive Officers of Hollinger Inc. and Ravelston (Other Than Mr. Black):

                    Except as described below, the directors and executive officers of Hollinger Inc. and Ravelston (other than Mr. Black) do not beneficially own any shares of Class A Common Stock. Barbara Amiel Black, Mr. Black's wife, disclaims beneficial ownership of any shares of Class A Common Stock beneficially owned by Mr. Black.

                                                Number of Shares of
                           Name                Class A Common Stock
                                                Beneficially Owned*
                  J. A. Boultbee                              6,000
                  Dixon S. Chant                             17,500
                  Charles G. Cowan, Q.C.                      6,000
                  F. David Radler                            29,600

               * Includes shares subject to presently exercisable options or options exercisable within 60 days of August 7, 1996 under the Issuer's 1994 Stock Option Plan as follows: Mr. Boultbee, 6,000 shares; Mr. Chant, 10,000 shares; Mr. Cowan, 6,000 shares; and Mr. Radler, 20,000 shares.

               Mr. Black

               (a) Amount Beneficially Owned: 54,546,397 shares of Class A Common Stock; 60.3% of class (calculated pursuant to Rule 13d-3). Comprised of the following: (i) 54,391,797 shares of Class A Common Stock beneficially owned by Hollinger Inc. and Ravelston; (ii) 9,600 shares of Class A Common Stock held by Conrad Black Capital Corporation; and (iii) 145,000 shares of Class A Common Stock that may be acquired by Mr. Black upon the exercise of all outstanding options held by him, whether or not presently exercisable or exercisable within 60 days of August 7, 1996.

               (b) Voting Power; Dispositive Power: Through his relationships with Hollinger Inc., Ravelston and Conrad Black Capital Corporation described in Item 4 hereof, and through his personal holdings, Mr. Black may be deemed to have the sole power to vote or to direct the vote of and to dispose of or direct the disposition of 54,546,397 shares of Class A Common Stock.

               (c) Transactions During Past 60 Days: On August 1, 1996 Mr. Black was granted options to acquire 65,000 shares of Class A Common Stock under the Issuer's 1994 Stock Option Plan.

               (d)  Not applicable.

               (e)  Not applicable.


          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships with Respect to Securities of the Issuer.

                    The Issuer's Restated Certificate of Incorporation, as amended, provides that holders of Class B Common Stock are entitled to ten votes per share and holders of Class A Common Stock are entitled to one vote per share. The holders of Class A Common Stock and Class B Common Stock vote together as a single class on all matters on which stockholders may vote, except when class voting is required by applicable law or on a vote to issue or increase the authorized number of shares of Class B Common Stock. Dividends must be paid on both the Class A Common Stock and the Class B Common Stock at any time dividends are paid on either.

                    Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and is transferable by Hollinger Inc. to a subsidiary or an affiliate. In addition, each share of Class B Common Stock is automatically convertible into a share of Class A Common Stock at the time it is sold, transferred or otherwise disposed of by Hollinger Inc. or a subsequent permitted transferee to any third party (other than a subsidiary or an affiliate of Hollinger Inc. or such subsequent permitted transferee) unless such purchaser or transferee offers to purchase all shares of Class A Common Stock from the holders thereof for an amount per share equal to the amount per share received by the holder of the Class B Common Stock (a "Permitted Transaction").

                    Notwithstanding the foregoing paragraph, any holder of Class B Common Stock may pledge his or its shares of Class B Common Stock to a pledgee pursuant to a bona fide pledge of such shares as collateral security for indebtedness due to the pledgee, provided that such shares shall not be transferred to or registered in the name of the pledgee and shall remain subject to the transfer restrictions described in the foregoing paragraph. In the event that shares of Class B Common Stock are so pledged, the pledged shares shall not be converted automatically into Class A Common Stock. However, if any such pledged shares become subject to any foreclosure, realization or other similar action of the pledgee, they shall be converted automatically into shares of Class A Common Stock unless they are sold in a Permitted Transaction.

                    The Issuer's Restated Certificate of Incorporation, as amended, also provides that no sale, transfer or other disposition of the Series A Preferred Shares shall be valid unless made to a subsidiary or affiliate of Hollinger Inc. or unless the Issuer, by resolution adopted by its Board of Directors, shall first have consented to the proposed transfer and approved the proposed transferee (the "Series A Transfer Restriction"). Notwithstanding the foregoing sentence, any holder of Series A Preferred Shares may pledge such shares to a pledgee pursuant to a bona fide pledge of such shares as collateral security for indebtedness or other obligations due to the pledgee, provided that such shares shall remain subject to, and upon foreclosure, realization or other similar action by the pledgee, shall be transferred only in accordance with, the Series A Transfer Restriction.

                    Pursuant to the terms of the Hypothecation of Specific Securities dated October 13, 1995 by Hollinger Inc. in favor of CIBC, a copy of which is attached hereto as Exhibit 3, Hollinger Inc. has pledged the Class A Shares, the Class B Shares and the Series A Preferred Shares to CIBC as collateral security for the obligations of Hollinger Inc. and certain affiliated companies under a Cdn.$117,000,000 demand operating facility and a Cdn.$75,000,000 364-day revolving debt facility (together, the "CIBC Facilities"). The CIBC Facilities require compliance by Hollinger Inc. with certain financial and other covenants and are subject to standard default and other provisions.

                    On February 29, 1996 Hollinger Inc. transferred 15,950,000 Class A Shares and the Class B Shares, subject to the pledge to secure the CIBC Facilities, to Ontario Limited. Pursuant to the terms of a Securities Pledge Agreement dated February 29, 1996 (the "February Securities Pledge Agreement"), a copy of which is attached hereto as Exhibit 7, Ontario Limited has pledged the 15,950,000 Class A Shares held by it as collateral security for its obligations under a Cdn.$90,000,000 Credit Agreement dated February 29, 1996 (the "Credit Agreement") among Ontario Limited, Hollinger Inc., CIBC, as agent for the Lenders, and CIBC, The Toronto-Dominion Bank and The Bank of Nova Scotia (collectively, the "Lenders"). The obligations of Ontario Limited under the Credit Agreement are guaranteed by Hollinger Inc. and certain of its Canadian subsidiaries. The Credit Agreement requires compliance by Hollinger and Ontario Limited with certain financial and other covenants and is subject to standard default and other provisions.

                    On May 24, 1996 in connection with the guarantee (the "Guarantee") by Hollinger Inc., Canada Limited and Ontario Limited of the obligations of the Issuer under the Southam Facility, Ontario Limited and Canada Limited entered into securities pledge agreements with CIBC, copies of which are attached hereto as Exhibits 9 and 10. On July 17, 1996 supplemental securities pledge agreements, copies of which are attached hereto as Exhibits 12 and 13, were entered into to reflect the syndication of the Southam Facility. Pursuant to these agreements, the 7,539,028 shares of Class A Common Stock held by Canada Limited and the 14,990,000 shares of Class B Common Stock held by Ontario Limited are pledged as security for the guarantee. The Southam Facility contains covenants customary in such transactions and is subject to standard default and other provisions.

                    Certain registration rights agreements, attached hereto as Exhibits 4, 8 and 11, were entered into in connection with the above-described pledges. These agreements provide for registration (either within a certain time period of execution of the registration rights agreement or upon foreclosure) under the Securities Act of 1933, as amended, of the pledged shares of Class A Common Stock and the shares of Class A Common Stock into which other pledged securities are convertible.

                    Under the Share Exchange Agreement, Hollinger Inc. and the Issuer have agreed that if the Issuer proposes to effect a public offering of its equity or equity-linked securities for cash, or to issue equity-linked securities in any acquisition by the Issuer of the stock or assets of an unrelated corporation or entity, at any time during the 24 months following the closing date, the Issuer's efforts to raise capital through such offering shall have priority over any proposal by Hollinger Inc. to effect a public offering or sale of the Issuer's equity securities by Hollinger Inc., unless a majority of the disinterested members of an Independent Committee of the Issuer's Board of Directors shall otherwise agree. For these purposes, an "Independent Committee" means a committee of the Issuer's Board the majority of the members of which are not employees or directors of Hollinger Inc. or employees of the Issuer, or another committee of the Issuer's Board whose membership satisfies any more restrictive requirements of independence of any securities exchange or market in which the Issuer's equity securities are traded or listed. If during such period Hollinger Inc. proposes to sell or otherwise dispose of any shares of Series A Preferred Stock (other than certain transfers to Hollinger Inc. subsidiaries or affiliates and pledges) or to offer or sell publicly any shares of Class A Common Stock held by it or its affiliates, it shall first consult with the Independent Committee so as not to interfere with any planned capital market activities of the Issuer to be undertaken within this period.

                    The Share Exchange Agreement also provides that, until the second anniversary of the closing date, Hollinger Inc. shall not, without the prior approval of the Independent Committee, purchase outstanding shares of Class A Common Stock in the market from time to time except in conformity with applicable rules and regulations of the Securities and Exchange Commission or propose or undertake (or enter into an agreement or commitment to propose or undertake) any transaction or series of transactions that would constitute a Rule 13e-3 transaction (as such term is defined in Rule 13e-3(a)(3) promulgated under the Securities Exchange Act of 1934, as amended) with respect to the Issuer (a "Going Private Transaction") unless Hollinger Inc., as a condition to the consummation of such Going Private Transaction, provides that a majority of the disinterested members of the Independent Committee shall have (i) approved the terms and conditions of the Going Private Transaction and shall have recommended that the Issuer's stockholders vote in favor or accept the terms thereof and (ii) received from its financial advisor a written fairness opinion for inclusion in the proxy or information statement (or other similar disclosure documents) to be delivered to stockholders of the Issuer in connection with the Going Private Transaction.

                    As a preliminary step to the Reorganization described in Item 3 hereof, the HTH Shares (as defined below) were acquired by FDTH. The HTH Shares are currently pledged by Hollinger Inc. in connection with Cdn.$125 million of debentures issued by Hollinger Inc. which mature on November 1, 1998. Pursuant to the Share Exchange Agreement, Hollinger Inc. has agreed that its redemption rights as a holder of the Series A Preferred Shares (and the redemption rights of any subsequent transferee) are conditional upon its delivery to FDTH of clear title to the HTH Shares or common shares of Southam Inc., free of liens, pledges, charges and encumbrances, subject to certain exceptions. For these purposes, "HTH Shares" means FDTH's one-half ownership interest in Hollinger-Telegraph Holdings Inc., a joint venture company through which the Issuer and The Telegraph plc own 14,290,000 Southam common shares (18.9%). With respect to the Series A Preferred Shares, the Share Exchange Agreement also provides that so long as any of the Series A Preferred Shares are held by Hollinger Inc. or any of its affiliates, the Issuer will not with respect to such shares take any action to effect or approve any reduction in the conversion price, redeem such shares or amend or modify the terms of such shares, unless such action has been approved by a majority of the disinterested members of the Independent Committee.

                    In connection with the August 1996 Offerings, Hollinger Inc., the Issuer and certain of the directors and officers of the Issuer, including Mr. Black, entered into contractual lock-up agreements (the Lock-Up Agreements") providing that they will not sell, contract to sell or grant any option or warrant to purchase or otherwise dispose of any shares of Class A Common Stock or PRIDES or any securities convertible into or exercisable or exchangeable for Class A Common Stock or PRIDES for a period of 90 days after August 1, 1996, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), other than the shares of Common Stock and PRIDES that were sold by the Issuer in the August 1996 Offerings and that are issuable in connection with the PRIDES, the shares under a shelf registration statement relating to the shares of Class A Common Stock of the Issuer owned by Hollinger Inc. and pledged to certain lenders, the issuance of securities in connection with the formation of the entity that will hold Hollinger Inc.'s and the Issuer's combined interests in Southam and related intercompany transactions, and options to purchase shares under the Issuer's 1994 Stock Option Plan.


          Item 7.   Materials to Be Filed as Exhibits.
           Exhibit No.                    Description

                1 Joint Filing Agreement dated October 20, 1995, among Hollinger Inc., The Ravelston
                        Corporation Limited and The Hon. Conrad M.
                        Black, P.C., O.C. (individually and on behalf of Conrad Black Capital Corporation).

                2 Share Exchange Agreement dated as of July 19, 1995 between American Publishing Company and Hollinger Inc. (incorporated by reference to the definitive proxy statement of the Issuer dated September 28, 1995).

                3 Hypothecation of Specific Securities dated October 13, 1995 by Hollinger Inc. in favor of the Canadian Imperial Bank of Commerce.

                4       Letter agreement dated October 13, 1995
                        between Hollinger Inc. and the Canadian
                        Imperial Bank of Commerce.

                5 Letter agreements dated August 1, 1996 between Hollinger Inc. and certain underwriters.

                6 Letter agreements dated August 1, 1996 between The Hon. Conrad M. Black, P.C., O.C. and certain underwriters.

                7 Securities Pledge Agreement dated February 29, 1996 by 1159670 Ontario Limited in favor of the Canadian Imperial Bank of Commerce, as agent for certain lenders.

                8 Registration Rights Agreement dated February 29, 1996 among Hollinger Inc., 1159670 Ontario Limited and certain lenders.

                9 Securities Pledge Agreement dated May 24, 1996 by 1159670 Ontario Limited in favor of the Canadian Imperial Bank of Commerce.

                10 Securities Pledge Agreement dated May 24, 1996 by 3184081 Canada Limited in favor of the Canadian Imperial Bank of Commerce.

                11 Letter agreement dated May 24, 1996 among Hollinger Inc., Hollinger International Inc., 1159670 Ontario Limited, 3184081 Canada Limited and the Canadian Imperial Bank of Commerce (omitting Schedules A and B).

                12 Securities Pledge Agreement dated July 17, 1996 by 1159670 Ontario Limited in favor of Canadian Imperial Bank of Commerce as agent for certain lenders.

                13 Securities Pledge Agreement dated July 17, 1996 by 3184081 Canada Limited in favor of the Canadian Imperial Bank of Commerce as agent for certain lenders.

                                      SIGNATURE


                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  August 28, 1996

                                   HOLLINGER INC.

                                   By:  /s/  C.G. Cowan
                                  ---------------------------
                                        Charles G. Cowan, Q.C.
                                   Title:    Vice-President and Secretary


                                   THE RAVELSTON CORPORATION LIMITED


                                   By:  /s/  C.G. Cowan
                                  ---------------------------
                                        Charles G. Cowan, Q.C.
                                   Title:    Vice-President and Secretary


                                   By:  /s/  Conrad M. Black
                                   --------------------------
                                        The Hon. Conrad M. Black, P.C.,
                                        O.C., individually and on behalf of
                                        Conrad Black Capital Corporation

                                   Title:    Chairman of Conrad Black
                                             Capital Corporation

                                    EXHIBIT INDEX

            Exhibit                  Description
              No.

               1 Joint Filing Agreement dated October 20, 1995, among Hollinger Inc., The Ravelston Corporation Limited and The Hon. Conrad M. Black, P.C., O.C. (individually and on behalf of Conrad Black Capital Corporation) (previously filed).

               2       Share Exchange Agreement dated as of
                       July 19, 1995 between American
                       Publishing Company and Hollinger Inc.
                       (incorporated by reference to the
                       definitive proxy statement of the Issuer dated September 28, 1995).

               3       Hypothecation of Specific Securities
                       dated October 13, 1995 by Hollinger Inc.
                       in favor of the Canadian Imperial Bank
                       of Commerce (previously filed).

               4       Letter agreement dated October 13, 1995
                       between Hollinger Inc. and the Canadian
                       Imperial Bank of Commerce (previously
                       filed).

               5       Letter agreements dated August 1, 1996
                       between Hollinger Inc. and certain
                       underwriters (filed herewith).

               6       Letter agreements dated August 1, 1996
                       between The Hon. Conrad M. Black, P.C.,
                       O.C. and certain underwriters (filed
                       herewith).

               7       Securities Pledge Agreement dated
                       February 29, 1996 by 1159670 Ontario
                       Limited in favor of the Canadian
                       Imperial Bank of Commerce, as agent for
                       certain lenders (previously filed).

               8       Registration Rights Agreement dated
                       February 29, 1996 among Hollinger Inc.,
                       1159670 Ontario Limited and certain
                       lenders (previously filed).

               9       Securities Pledge Agreement dated May
                       24, 1996 by 1159670 Ontario Limited in
                       favor of the Canadian Imperial Bank of
                       Commerce (previously filed).

               10      Securities Pledge Agreement dated May
                       24, 1996 by 3184081 Canada Limited in
                       favor of the Canadian Imperial Bank of
                       Commerce (previously filed).

               11      Letter agreement dated May 24, 1996
                       among Hollinger Inc., Hollinger
                       International Inc., 1159670 Ontario
                       Limited, 3184081 Canada Limited and the
                       Canadian Imperial Bank of Commerce
                       (omitting Schedules A and B) (previously filed).

               12 Securities Pledge Agreement dated July 17, 1996 by 1159670 Ontario Limited in favor of Canadian Imperial Bank of Commerce as agent for certain lenders.

               13 Securities Pledge Agreement dated July 17, 1996 by 3184081 Canada Limited in favor of the Canadian Imperial Bank of Commerce as agent for certain lenders.